P.E. 2/15/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02016665

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 15, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2002

SCOR
(Registrant)

By: A. CHNEIWEISS
General Secretary and
Group Senior Vice-President
of Group Legal Affairs

Press Release
February 15, 2002

For further information, please contact:
Clare BRENNEN + 33 (0) 1 46 98 74 71
Delphine DELEVAL + 33 (0) 1 46 98 71 64

SCOR

2002 renewals:
Strong growth in the cyclical upturn and in very favourable conditions

At an analysts' meeting being held today, SCOR is presenting a review of 2002 renewals: trends in supply and demand, improvements in underwriting terms and conditions and increases in risk pricing.

- **The Group's underwriting strategy**

The Group's underwritings for 2002 are in line with its strategy: maintain a balanced portfolio mix by division (Property & Casualty Reinsurance currently accounts for 38% of total activity, with Life, A&H Reinsurance and Speciality Reinsurance each accounting for 31% of the total), and by geographic region, that reflects global demand.

With a view to clear profitability targets, the Group adapted to changes in its business environment by withdrawing from unprofitable activities and reinforcing its market share in the most profitable sectors.

- ***Underwriting methodology***

Over the past few years, the Group has developed new risk management and underwriting tools:

- prospective analysis of pricing and profitability by the RAROC capital allocation method
- control of risk and accumulation exposures
- optimisation of natural catastrophe underwriting capacity

SCOR

- **2002 renewals**

The radical change in the definition of coverage and exclusions arising from the results of the past few years, and the return to a healthier balance between supply and demand, resulting from a reduction in the number of players and increased demand, led to a very sharp improvement in overall underwriting and pricing conditions.

The Group took advantage of these changes to reinforce its market shares, notably in Property & Casualty Reinsurance, and in Large Corporate Accounts underwritten by the Business Solutions Division, and was thus able to benefit from highly favourable market conditions.

Moreover, SCOR pursued the strong development of its Life, A&H Reinsurance activity, which now accounts for 31% of the Group's consolidated premium income.

- **Property & Casualty Reinsurance**

Close to 75% of the Group's portfolio was renewed on January 1, 2002, including 95% of contracts in Europe, 50% in the United States and 35% in the Asia-Pacific region.

Over the full year 2002, the Property & Casualty division's premium income should increase by around 30%, with margin growth of around 17%. In 2001, SCOR's premium income in this activity amounted to EUR 1,876 million.

- **Speciality Reinsurance**

The Group's Speciality premium income amounted to EUR 1,511 million in 2001 (of which 40% for Large Corporate Accounts, 50% for the ART business and 10% for Credit & Surety).

In 2002, price increases for Large Corporate Accounts are expected to reach approximately 70% and premium income growth to be extremely strong.

- **Life, A&H Reinsurance**

Between 1996 and 2001, SCOR's Life, A&H Reinsurance business has recorded average annual growth of around 22%. In 2001, the 37% growth in premium income (to EUR 1,503 million) resulted from the development of the Group's traditional business and the successful integration of the US acquisition (SCOR Life Re).

In 2002, the Group intends to continue to focus on the most profitable divisions and markets and will withdraw from the healthcare segment.

Conclusion: strong growth in the most profitable markets and in a much improved rating environment

January 1, 2002 renewals for P&C and Specialty Reinsurance can be summarized as follows:

P&C	2002 Underwriting year	2001 Underwriting year
Changes in volume	+ 12%	+ 20%
Changes in margins	+ 17%	+ 10%
Of which :		
. Proportional	+ 12%	+ 8%
. Non proportional	+ 20%	+ 9%
. Natural catastrophes	+ 30%	+ 15%

Business Solutions	2002 Underwriting year	2001 Underwriting year
Changes in volume	+ 16%	+ 32%
Changes in margins	+ 70%	+ 16%

With a balanced portfolio mix and increasing market shares, backed up by solid management and control tools, and teams with an in-depth understanding of their markets, SCOR is in a position to benefit fully from the cyclical upturn underway, and record a high level of profitability as of 2002.

The slides presented during this meeting and a video recording of the presentation can be viewed on the Group's website, www.scor.com.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.